TransAlta signs long-term electricity contract for Centralia and provides update on second quarter

CALGARY, Alberta (July 25, 2012) –TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that its subsidiary TransAlta Centralia Generation LLC has entered into an 11-year agreement to provide electricity from its Centralia, Washington power plant to Puget Sound Energy (“PSE”). Contract details related to pricing are kept confidential for competitive reasons. The agreement is subject to approval by the Washington Utilities and Transportation Commission.

This contract significantly reduces TransAlta’s merchant exposure in the Pacific Northwest. As a result of the new contract, along with existing hedges, approximately 35 per cent of Centralia’s total available production will be contracted from 2014 until the end of 2020, with 2013 being approximately 45 per cent contracted. On the same basis, approximately 65 per cent of the total available production will be contracted from 2021 through 2025. Centralia’s 670 megawatt (“MW”) Unit 1 is scheduled to be shut down at the end of 2020 and the 670 MW Unit 2 at the end of 2025 under the terms of Washington State’s TransAlta Energy Transition Law. The law was a successful collaboration among policymakers, environmentalists, labor leaders and TransAlta to reduce emissions from energy production without unduly disrupting the local economy.

In addition to entering into the 11-year agreement with PSE, TransAlta has restructured plant operations and taken other steps to improve Centralia’s competitiveness and reduce the facility’s overall operating and capital costs.

“We are very pleased to welcome Puget Sound Energy as a major long-term customer for our Centralia transition power.” said Dawn Farrell, TransAlta President and CEO. “This contract, along with the work done to lower costs, is a significant milestone in our plan to contract the facility and secure cash flows needed for the plant to run to the end of its life. It also validates our belief that access to long-term coal transition power is a source of competitive advantage for regional utilities and other potential customers.”

Under the power purchase agreement, PSE will buy 180 MW of firm, base-load power from TransAlta starting in December 2014.  In December 2015 the contract increases to 280 MW and from December 2016 to December 2024 the contract is for 380 MW of coal transition power. In the last year of the agreement the contracted volume is 300 MW.

Quarterly and annual financial update

TransAlta also announced today it expects to record a comparable loss1 for the second quarter 2012 based on a preliminary review of operating results.  The comparable loss is expected to be in the range of $18 - $28 million ($0.08 - $0.12 per share).  However, Funds From Operations1 (“FFO”) for the quarter are expected to be positive in the range of $140 to $150 million excluding approximately $200 million to be recorded in the second quarter associated with the arbitration panel’s decision on Sundance Units 1 and 2 which TransAlta reported on July 23, 2012.

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The second quarter comparable loss is primarily due to a loss in Energy Trading and due to the higher planned major maintenance this year compared to the same period last year. Low electricity prices in the Alberta and Pacific Northwest markets were also a factor. It is anticipated that Energy Trading will have a loss of approximately $10 million in gross margin for the second quarter of 2012, compared to positive gross margin of $37 million in the second quarter of 2011. For the full year, TransAlta now expects 2012 Energy Trading gross margin to be in the range of $50 - $70 million.

TransAlta’s operations across the fleet performed well during the quarter. Comparable Generation gross margin was in line with last year despite the higher planned maintenance outages and lower power prices. In addition, TransAlta has now completed four of six major maintenance outages as planned on its coal units, and remains on track to deliver on its fleet availability goal of 89 – 90 per cent for the full year. TransAlta also completed two uprates on its Keephills 1 & 2 Units adding vital power to the growing Alberta market.

For the full year, TransAlta continues to target FFO at the low end of its previously stated range of $800 - $900 million excluding approximately $200 million to be recorded in the second quarter associated with the recently announced Sundance decision. Funds From Operations at these levels, combined with available liquidity and the contribution from TransAlta’s dividend reinvestment plan, currently at an approximate 70 per cent participation level, are sufficient to cover its dividend and sustaining capital program in 2012.

Under International Financial Reporting Standards (“IFRS”), and taking into consideration TransAlta’s existing contracts, the new contract with PSE and management’s expectations for forward market electricity pricing in the Pacific Northwest, TransAlta expects, at quarter end, to write down the carrying value of the Centralia Thermal plant by approximately $350 million relative to its current book value of approximately $770 million, and the associated tax assets by approximately $170 million, relative to their current book value of approximately $215 million.

The reduction in the value of the deferred tax asset will result in an increase in the Company’s overall effective tax rate from an accounting perspective; however, from a cash flow perspective, TransAlta does not expect to pay any cash taxes for Centralia through to the end of the plant’s economic life in 2025.

Based on the arbitration panel’s decision which TransAlta announced on July 23, under IFRS TransAlta expects to write down its Sundance Units 1 and 2 in the second quarter of 2012 by approximately $45 million relative to the current book value of $140 million. This write down, combined with the net penalty from the Sundance arbitration to be recorded in the second quarter, results in a net earnings impact of approximately $185 million.

Under IFRS these impairments can be reassessed and written back up in the future if cash flows improve, although no assurances can be given about whether, when or to what degree carrying values may be recovered.

The second quarter comparable loss is adjusted for the write down of Centralia, the associated tax assets, the Sundance Units 1 and 2, the net penalty associated with the Sundance arbitration, as well as other non-comparable items, primarily related to the impacts of previously de-designated hedges, consistent with treatment in prior quarters.  Under IFRS, TransAlta expects to record a net loss of approximately $790- $810 million ($3.48 - $3.57 per share) in reported earnings for the second quarter 2012.

TransAlta will provide a more detailed view on the second quarter and its full year outlook when it releases its second quarter 2012 results and hosts a conference call with management on July 31, 2012.

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(1) Comparable earnings, comparable earnings per share and funds from operations, are not defined under International Financial Reporting Standards ("IFRS"). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings and other trends in comparison with prior periods' results. These non-IFRS measures should not be considered in isolation or as an alternative to or to be more meaningful than net earnings attributable to common shareholders or cash flow from operating activities, as determined in accordance with IFRS, when assessing our financial performance or liquidity. These measures are not necessarily comparable to a similarly titled measure of another company.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, pricing in the market place, our inability to enter into long term contracts due to prevailing market conditions, legislative or regulatory developments, competition, global capital markets activity, changes in interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in U.S. dollars unless noted otherwise.

For more information:

Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 Email: investor_relations@transalta.com

Media Inquiries:
TransAlta Media Relations
Phone: 1 403-267-3999